Via Facsimile and U.S. Mail
Mail Stop 6010

November 27, 2006

Mr. Stephen G. Rutledge
Chief Financial Officer
Alfa Corporation
2108 East South Boulevard
P.O. Box 11000
Montgomery, AL 36191-0001

Re: Alfa Corporation
       Form 10-K for the Fiscal Year Ended December 31, 2005
       Filed March 8, 2006
       File No. 000-11773

Dear Mr. Rutledge,

        We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Joseph J. Roesler
Accounting Branch Chief